July 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Michael Coco
Ms. Angie Kim
Ms. Kateryna Kuntsevich

Re: State of Israel
Registration Statement Under Schedule B
File Number 333-287961

Ladies and Gentlemen:

On behalf of the State of Israel (the “State”), we hereby request that the State’s Registration Statement (File No. 333-287961) under Schedule B of the Securities Act of 1933 filed with the Securities and Exchange Commission on June 11, 2025, as amended by Amendment No. 1 to the Registration Statement filed on July 29, 2025, be declared effective at 4:00 p.m. on Thursday, July 31, 2025, or as soon thereafter as practicable.

Best regards,

/s/ David Menchel
David Menchel